Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

John Fanelli III

Executive Vice President and Chief Financial Officer

Tel: 215-309-7906

johnfanelli@hillintl.com

December 5, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Form 10-K
Filed March 29, 2016
Form 10-Q for Fiscal Quarter Ended
June 30, 2016
Filed August 5, 2016
File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we”, “us” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated November 10, 2016.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comments.

1.                                      We note your response to comment 1 in your letter dated November 2, 2016.  Please provide an analysis showing how much of each Iraqi contract’s accounts receivable at December 31, 2015 remains outstanding.  Explain your basis for the amount of each reserve including: whether work continues on the project or you’ve stopped work, the amount and timing of recent payments, and your consideration of communications with the customer and other evidence.  If you are relying on concomitant deferred revenue to support collectability of a portion of billed or unbilled receivable, please explain if you have the contractual right to offset the specific amounts.

Response:  As of September 30, 2016, billed accounts receivable, net of deferred revenue, amounted to $5,562,000, unbilled accounts receivable amounted to $190,000 and retainage receivable amounted to $543,000 for a total of $6,296,000 (all of which was outstanding at December 31, 2015).  Please refer to Schedule 1 for a detail of the billed and unbilled accounts receivable and the dates we ceased work on projects.  The last payment was received on November 26, 2015 in the amount of approximately $949,000.

The Government of Iraq advised us that they would issue government bonds to secure the amounts owed to us and confirmed the amounts owed.  We were to receive these bonds during the summer of 2016.  However, since we have not received the bonds and have been unable to get documentation for the bonds indicating the amounts and terms, we have fully reserved the balances at September 30, 2016.

When the political turmoil caused the stoppage of work on most of the projects, we invoiced the clients the balance of the lump sum contracts but recognized revenue only up to the amount of work performed to that point.  The difference between amounts billed and revenue recognized was credited to deferred revenue.  For financial reporting purposes, we offset that deferred revenue against the related account receivable to bring the receivable in line with the actual amount due to us.  We are not relying on that portion of deferred revenue to support collectability of the receivable.  Deferred revenue that appears on our balance sheet represents upfront payments from our clients and is separately shown as a liability until earned.  That portion of deferred revenue is not offset for purposes of these analyses.  Please also see our response to comment 7 below.

2.                                      We note Schedule 2 provides the information requested in our prior comment 7.  Please tell us whether there are any other unbilled accounts receivable balances over $500,000 on projects where there have been no billings or collections in over one year.

Response:  At September 30, 2016, there are no contracts with unbilled accounts receivable over $500,000 on projects where there have been no billings or collections in over one year.

3.                                      Please provide us with an analysis of the ninth project on page 1 of Schedule 3, including when the work was performed and billed and the date and amount of any recent payments.  Describe your current plan to recover the amounts outstanding, including the specific assets you intend to seize and how you determined the value of such assets.

Response:  Work was performed and billed on the project from December 2010 to April 2012, at which time we demobilized our staff.  The last payment received was August 5, 2015 for $23,000.  We pursued our receivable from this client who promised to pay and failed to meet payment plan terms.  We then received an arbitration award on August 7, 2015 for the entire balance and began to pursue collection through the seizure of assets.  As this process was taking a significant amount of time, we reserved 50% of the balance due at December 31, 2015 and continued to pursue collection through legal channels.  In early September 2016, although our outside local legal counsel had identified a number of assets, such as residential and industrial real estate, certain mining operations, a concrete mixing plant and a fleet of automobiles, we were advised that substantially all of the assets were pledged as collateral for various bank loans.  As a result, we reserved the remaining 50% at September 30, 2016.  It is our intention to continue to pursue collection of this receivable.

4.                                      Please tell us the amount of all unbilled and billed accounts receivable on the fifth project on Schedule 2.  Explain the nature, timing and status of the change order and explain whether there is currently any dispute with the prime contractor or with the ultimate client.  Tell us why you believe the unbilled amount will be billed in November and presumably paid shortly thereafter.

Response:  The change order, which was signed by all parties in October 2016, provides for additional staff as well as an extension of time to May 2018 from the original completion date of July 2017.  Additionally, the change order increased our contract value from $39,892,565 to $64,113,174.  Currently there are no disputes with the prime contractor or with the ultimate client.  Billed accounts receivable as of September 30, 2016 was $11,554,719.  On October 5, 2016, we received partial payment in the amount of $705,858 for work performed in May 2016, and, on November 17, 2016, we received $783,378 for work performed in June 2016.  The unbilled amount as of September 30, 2016 was $432,285 and related to work performed in July 2014, August 2014 and September 2014 under an earlier phase of the contract which was in dispute until resolved by the change order.  This amount was subsequently billed to the prime contractor on October 31, 2016 as permitted under the change order.  The prime contractor submitted invoices for the months of July 2014, August

2014 and September 2014 to the client in the last week of September 2016 in anticipation of the change order approval, and they are expecting payment within 90 days.   Turnaround time of payment between us and the prime contractor is five business days so we expect payment by December 31, 2016.

5.                                      Please tell us why the collection of the unreserved accounts receivable from the first customer on page 2 of Schedule 3 is probable.  Describe your plan for recovering this money through the foreclosure of assets, including the amount of funds obtained by the court, the extent of other contractors’ claims or other specific information you relied on in your evaluation.

Response:  We have received confirmation from our lawyers that the amount currently deposited with the Dubai court is $1,744,000 which includes $1,253,000 for the value of two properties already auctioned plus $491,000 in cash installments already paid by the client to the court.  The remaining properties of the client are still in the process of being appraised prior to being auctioned.  Also, the court is trying to encourage the client to increase the monthly payments to $272,000.  The court has requested that all creditor files (including ours) be transferred to the court’s accounting department who will allocate the monies to each file and pay out such sums.  Since the full value of contractors’ claims has not been disclosed by the courts, we have provided a reserve of $130,000 and will maintain this reserve as long at the court indicates that the asset recovery is continuing.

6.                                      Please tell us why the collection of the unreserved accounts receivable from the first customer on Schedule 2 is probable.  Provide a summary of the history and status of the litigation, including settlement offers made by the customer or other specific information you relied on in your evaluation.

Response:  [Response Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Response Redacted]

7.                                      Regarding amounts due from the fourth customer on Schedule 3, please explain why the customer does not want to pay and provide us with a summary of the arbitration action.  It appears you are relying on deferred revenue to support realization of the amount.  Please describe the nature of the deferred revenue and explain if you have the contractual right to offset the amounts.

Response:  The contract with this client included a fee for services rendered at hourly rates plus an additional fee based on a percentage of the client’s litigation settlement.  The disagreement on our fee relates to the calculation of the additional fee.  The client settled its litigation without regard to the work and recommendations from us which would have resulted in a much higher settlement for the client.  We invoiced the client $1,100,000 for the additional fees based on our recommended settlement.  We credited deferred revenue for this billing.  As we stated in our response to comment 1 above, we offset this type of deferred revenue against the related account receivable for financial reporting purposes.  The right of offset doesn’t arise under the contract but rather as an adjustment to an accounting entry on our books.  Accounts receivable net of the deferred revenue is $1,335,000 representing the unpaid balance of the original fee for services rendered plus out of pocket expenses.  These fees are clearly contractually due but are being withheld by the client due to the arbitration.  The arbitration has been delayed because the court had removed the original arbitrator in March 2016 and is expecting to appoint a new one by March 2017.  We believe it is probable that we will recover at least the value of the net receivable ($1,335,000).  Due to the continuing delays, we have set up a reserve of approximately $258,000 to cover potential losses.

8.                                      For the accounts receivable from the eighth customer on Schedule 3, please explain why the payment is being held subject to a review of tax returns.  Tell us how long the review has been going on and what evidence you have that it is progressing toward completion.  Tell us whether the customer has funding and explain the other evidence you relied on in determining collectability is probable

Response:  Since our client is the government, we are subject to the tax system which dictates that a contractor’s tax returns need to be fully inspected by the tax authority, the Ministry of Finance (“Ministry”), prior to the issuance of a tax clearance certificate, a prerequisite for the release of final payment.  The tax certificates are issued for each individual year after the tax return inspection is completed.  This is a lengthy process and it applies to all entities based in that country.  The Ministry has limited personnel resources and we understand most audits are behind schedule.  Currently, we have tax clearance certificates through 2011.  We recently met with Ministry officials and requested that they accelerate the inspections of our returns.  As a result, tax inspections for the years 2012 through 2015 began in mid-November 2016 and are progressing.  Based on our discussions with the Ministry, we believe that the inspections will be completed very soon and expect to have the tax clearance certificates by the end of the year or beginning of next year. We do not anticipate any issues with these audits and expect full payment for our services.

9.                                      Please explain why the receivable from the tenth and last customer on page 1 of Schedule 3 has not been voluntarily paid by the customer and explain your basis for not reserving the full amount of the invoice.

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Response:  At a court hearing on May 31, 2016, the court issued an interim decision appointing an engineering expert to provide a report on the case.  The court adjourned the hearings until November 21, 2016 and then again until January 2017 pending the submission of the engineering expert’s report.  The client maintains that it could terminate both consultancy agreements and refuses to pay us for work performed.  We believe there is no merit to the client’s failure to pay and expect the court to award the full amount if we pursued the matter.  However, we have been advised that the litigation would be lengthy and costly, so we will attempt to settle out of court.  At September 30, 2016, we increased the reserve to 70% in anticipation of negotiating a settlement.

10.                               Please provide us with a timeline of the events relating to the receivable with the fifth customer on page 2 of Schedule 3, including the request for more documentations, the provision of such documentation and other communications relied upon in assessing collectability.

Response:   On February 15, 2012, we were appointed by the client to manage the construction of four healthcare facilities (“HFs”) and on November 26, 2012 we were appointed to manage three more HFs.  We worked on these projects until early 2014 when we received notice from another agency of government (“Agency 2”) to suspend work until further notice.  The client continued to make payments to us after the work stoppage, but made deductions and disallowances.  On January 10, 2016, we sent a letter to Agency 2 requesting payment for the outstanding balances for the period from January 2013 to January 2014.  On February 2, 2016, we received a letter from Agency 2 notifying us that they need to coordinate with ADHS.  On February 15, 2016, we received a letter from Agency 2 requesting scanned copies of the listed invoices which we provided on February 16, 2016.  On March 17, 2016, we sent a letter to Agency 2 requesting assistance in obtaining payment.  On March 28, 2016, we received a letter from Agency 2 explaining that the invoices required “comprehensive internal and external coordination” and that a request for additional budget from the Executive Council is in process.  On May 23, 2016, we sent a letter to Agency 2 requesting payment.  On May 26, 2016, Agency 2 advised that the budget approval for the projects was in progress.  On August 7, 2016, we sent a letter requesting Agency 2’s assistance in obtaining payment.  On August 29, 2016, we were again advised that the budget approval was still in progress.  On October 18, 2016, we sent a letter to Agency 2 advising them that the failure to pay the receivable was causing us a financial burden and requesting a meeting to discuss the issue and how it could be resolved.  On November 3, 2016, we received a letter from Agency 2 noting their understanding of the financial burden, however as a governmental entity, it is “bound by policies and procedures that must be followed.”

As of September 30, 2016, we have reserved 50% of the balance due to the slow progress on this, will continue to monitor the situation and will provide additional reserves if deemed necessary.

* * * * * * *

The Company appreciates your time and consideration.  In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7906 (or by email at johnfanelli@hillintl.com) or Thomas L. Scully, Vice President, External Reporting, at (215) 309-7930 (or by email at thomasscully@hillintl.com).

Sincerely,

Hill International, Inc.

/s/ John Fanelli III
John Fanelli III

cc:	Darrick M. Mix, Esq.

Hill International, Inc.

Schedule 1

Receivables from contracts with and in Iraq

(Amounts in USD)

September 30, 2016
Project Name	Billed	Deferred Revenue	Subtotal	Work in Progress	Total

[Information Redacted]

Work
Project Name	AR/WIP/Def. Rev.	Retainage	Total	Reserves	Net	Stoppage

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

1